

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 19, 2010

VIA U.S. MAIL

Mr. David Bruce Hong
Chief Executive Officer and Chief Financial Officer
Biofield Corp.
175 Strafford Avenue, Suite one
Wayne, PA 19087

RE: Biofield Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 000-27848

Dear Mr. Hong:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief